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EX-99.1.

      REPORT ON ANNUAL REPORT OR OTHERS REPORTED TO THE OVERSEAS EXCHANGE.
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1. Name of the Overseas Exchange : Japanese Finance Bureau

2. Reporting Date to the Overseas Exchange : June 9, 2006

3. Name of Report : the registration of statement with respect to issuance of
                    Samurai Bond

4. Summary of the Report

   - Purpose of issuing samurai bond : To finance capital repayment, working capital and facilities investment
   - Type of Bond : Unregistered, Unsecured Foreign Bond
   - Total Expected Amount of Issuance : JPY50 billion
   - Date of issuance is expected to be within June of 2006
   - Other : Refer to the disclosure of Business Report (March 20, 2006), 1Q Report in 2006 (May 15, 2006) and Form 20-F (the company schedules to file Form 20-F on June 12, 2006, Eastern time)